

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 29, 2016

<u>Via E-mail</u>
Karen L. Parkhill
Executive Vice President and
Chief Financial Officer
Medtronic plc
20 On Hatch, Lower Hatch Street
Dublin 2, Ireland

> **Re: Medtronic plc**
> **Form 10-K for the Fiscal Year Ended April 29, 2016**
> **Filed June 28, 2016**
> **File No. 001-36820**

Dear Ms. Parkhill:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery